February 11, 2022

Wei Lu
Staff Accountant
U.S. Securities and Exchange Commission
Office of Energy & Transportation
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Spirit Airlines, Inc.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed February 10, 2021
Form 8-K filed October 27, 2021
File No. 001-35186
Dear Wei Lu:
This letter is in response to your comment letter, dated February 4, 2022, to Spirit Airlines, Inc. (the “Company”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following the comment.
Response Letter Dated December 10, 2021
Form 8-K filed October 27, 2021
Exhibit 99.1
Non GAAP Financial Measures, page 10
1.We note your response to our prior comment 1. It appears your non-GAAP financial measures that include adjustments for lease return costs should be revised as these appear to be cash operating expenses.
In response to the Staff’s comment, the Company has revised the presentation of its non-GAAP financial measures to remove supplemental rent expenses related to lease return costs from its non-GAAP adjustments. As discussed with the Staff on our conference call of February 3, 2022, we have adjusted our non-GAAP financial measures on a prospective basis following receipt of the Staff’s comment letter.
Accordingly, in the Company’s earnings press release for the fourth quarter of 2021 and for the year ended December 31, 2021, the Company eliminated supplemental rent adjustments from its presentation of its non-GAAP financial measures for the fourth quarter of 2021 and for the year ended December 31, 2021. In addition, the Company revised all prior period comparisons of its non-GAAP financial measures in the earnings press release to remove supplemental rent adjustments.
In the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, the Company revised its Adjusted CASM and Adjusted CASM ex-fuel non-GAAP financial measures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to remove supplemental rent adjustments for the year ended December 31, 2021 and for all prior period comparisons.
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If you have any questions regarding this letter, please do not hesitate to call me at (954) 447-8117.
Sincerely,
/s/ Scott Haralson
Scott Haralson
cc:    Matthew E. Kaplan, Debevoise & Plimpton LLP
Eric T. Juergens, Debevoise & Plimpton LLP